SIERRA VENTURES, INC.

October 22, 2008

Division of Corporate Finance,
Securities & Exchange Commission,
Mail Stop 7010, 450 Fifth Street,
Washington, D.C. 20549-7010

Attention: Mr. H. Roger Schwall, Assistant Director

Dear Sirs:

Re:	Sierra Ventures, Inc.
Registration Statement on Form S-1 Filed on October 22, 2008
File Number 333-146675

Pursuant to discussions between the SEC and Jeffrey A. Nichols, the offering to sell filing of August 29, 2008 has been converted to an S-1 rescission offering to those persons who subscribed for shares of the Issuer’s common stock in April and May, 2008 or those persons who purchased common stock offered by the selling shareholders between December, 2007 and May, 2008 as the direct result of our mistaken assumption that the registration statement had become effective through the passage of time after its filing. With the current filing we have updated the financial statements to the end of the first quarter at Aug 31, 2008 and made incidental and related revisions to the filing which is an amendment to the previously filed S-1 of August 29, 2008 and which complies with the current applicable requirements of the Securities Act of 1933 and the rules and regulations under the Act in accordance with your suggestion that a rescission offering registration statement be filed. Along with this letter we have provided by separate mailing a hard copy and a black-line copy of the amended filing.

We trust that you will find this to be in order.

Yours truly,
SIERRA VENTURES, INC.

/s/ “Ian Jackson”

Ian Jackson
President

1685 H Street, No. 155, Blaine, Washington, U.S.A. 98230
Phone: (888) 755-9766 Fax: (877) 755-9766 e-mail: sierraventures@gmail.com